Exhibit 99.1

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except per share data)

	For the year ended December 31,
	2017	2018
	RMB	RMB Unaudited	US$ Unaudited

Continuing operations Net revenues
Auto shows	263,928	644,252	93,703
Group-purchase facilitation	16,738	-	-
Virtual dealership, demand-side platform and others	-	6,761	983
Total net revenues	280,666	651,013	94,686

Cost of revenues	(85,742)	(183,369)	(26,670)

Gross profit	194,924	467,644	68,016
Operating expenses:
Selling and marketing expenses	(223,249)	(432,059)	(62,840)
General and administrative expenses	(27,491)	(84,360)	(12,270)
Research and development expenses	(15,925)	(19,262)	(2,802)
Total operating expenses	(266,665)	(535,681)	(77,912)
Loss from continuing operations	(71,741)	(68,037)	(9,896)
Other expenses:
Interest expenses, net	(2,416)	(3,146)	(458)
Exchange (loss)/gain	(199)	1,063	155
Investment loss	-	(660)	(96)
Change in fair value of warrant	(1,390)	(3,843)	(559)
Others, net	52	(465)	(66)
Loss from continuing operations before income taxes	(75,694)	(75,088)	(10,920)
Income tax expense	-	-	-
Net loss from continuing operations	(75,694)	(75,088)	(10,920)
Discontinued operations
Gain from disposal of discontinued operations before income taxes	-	771	112
Loss from discontinued operations before income taxes	(14,977)	(4,383)	(637)
Income tax expense, net	-	-	-
Net loss from discontinued operations	(14,977)	(3,612)	(525)
Net loss	(90,671)	(78,700)	(11,445)

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amount in thousands, except per share data)

	For the year ended December 31,
	2017	2018
	RMB	RMB Unaudited	US$ Unaudited

Accretions to preferred shares redemption value	(20,945)	(35,066)	(5,100)
Net loss attributable to the TuanChe Limited’s shareholders	(111,616)	(113,766)	(16,545)
Net loss	(90,671)	(78,700)	(11,445)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(1,367)	3,401	495
Total other comprehensive (loss)/income	(1,367)	3,401	495
Total comprehensive loss	(92,038)	(75,299)	(10,950)
Accretions to preferred shares redemption value	(20,945)	(35,066)	(5,100)
Comprehensive loss attributable to the TuanChe Limited's shareholders	(112,983)	(110,365)	(16,050)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(1.02)	(0.90)	(0.13)
Diluted	(1.02)	(0.90)	(0.13)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.16)	(0.03)	(0.004)
Diluted	(0.16)	(0.03)	(0.004)
Weighted average number of ordinary shares
Basic	94,870,580	121,938,427	121,938,427
Diluted - continuing operations	94,870,580	121,938,427	121,938,427
Diluted - discontinuing operations	94,870,580	121,938,427	121,938,427